December 7, 2015

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Maryse Mills-Apenteng

Re:	BTCS Inc. f/k/a Bitcoin Shop, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 17, 2015
File No. 333-205277

Dear Ms. Mills-Apenteng:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated December 3, 2015 (the “Comment Letter”) relating to filings made by BTCS, Inc. (the “Company”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 3 to the Form S-1 (the “Amended S-1”). For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Government Oversight, page 55

1. We note your revisions in response to prior comment 6, where you refer to the CFTC Order that found that bitcoins are properly defined as commodities. Please expand your disclosure to explain with more specificity the impact on your business resulting from this regulatory development. Additionally, ensure that you update your risk factor disclosure on page 25 to reflect these developments.

We do not believe the CFTC Order will be applicable to our business. As a result, the CFTC Order will have no impact on our business. We have updated our risk factor disclosure to reflect these recent developments.

Certain Relationships and Related Party Transactions, page 68

2. We note your amended disclosure under the caption Recent Sales of Unregistered Securities, stating that you issued 40,000 shares of common stock to RK Equity Advisors, LLC on October 29, 2015. You also indicate that Mr. Allen founded RK Equity Capital Markets LLC and RK Equity Investment Corp. It appears, based on this relationship, that discussion of this transaction is warranted. Refer to Instruction 1 to Item 404(a) and Item 404(d) of Regulation S-K and advise.

Our filings have indicated that Mr. Allen was a Managing Director at RK Equity Capital Markets LLC (“RK”) and focused on natural resources investment banking and added to RK’s capital markets efforts. In August, 2012 Mr. Allen co-founded RK Equity Investment Corp. (“RKEIC”). Our filings do not indicate that Mr. Allen was the founder of RK Equity Capital Markets LLC. The Company, however, issued 40,000 shares of common stock to RK Equity Advisors, LLC. While RK Equity Advisors LLC has a similar name to RK Equity Capital Markets LLC and RK Equity Investment Corp. they are completely separate legal entities. Mr. Allen is not and has never been an officer, director, member, shareholder or employee of RK Equity Advisors LLC and no related party disclosures are required.

Recent Sales of Unregistered Securities, page 81

3. Note 12 to your financial statements indicates that on October 14, 2015, you issued shares of your common stock to an individual investor; however, it does not appear that you have provided updated disclosure in this section. Please revise or advise.

We have revised the disclosure in this section.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Harvey Kesner at (212) 930-9700.

Sincerely,

Charles Allen

Chief Executive Office

Cc:	Megan Akst, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief
Ivan Griswold, Staff Attorney
Barbara C. Jacobs, Assistant Director.